UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

 CENTRAL PUERTO S.A

EXHIBIT IV

General Resolution No. 797 of the Argentine Securities Commission (CNV)

A) DUTIES OF THE BOARD OF DIRECTORS

Principles

I. The company shall be led by a professional and trained Board of Directors, which shall be in charge of founding the bases necessary to ensure the sustainable success of the company. The Board of Directors is the guardian of the company and of the rights of all its Shareholders.

II. The Board of Directors shall be in charge of determining and promoting corporate culture and values. In its performance, the Board of Directors shall ensure compliance with the highest ethical and integrity standards in the best interest of the company.

III. The Board of Directors shall be in charge of ensuring a strategy inspired in the vision and mission of the company, which shall be aligned with its values and culture. The Board of Directors shall be constructively involved with management to ensure the correct development, execution, monitoring and change of the company’s strategy.

IV. The Board of Directors shall exert permanent control and supervision of the company’s management, ensuring that management takes actions directed at the implementation of the strategy and business plan approved by the Board of Directors.

V. The Board of Directors shall count with the necessary mechanisms and policies to perform its duties and the ones of each of its members in an efficient and effective way.

Recommended Practice (“RP”) 1. The Board of Directors generates a work ethics culture and establishes the vision, mission and values of the company.

The Board of Directors of Central Puerto S.A. (hereinafter, the “Company” or “CPSA” indistinctly) approved the following: a) the Code of Corporate Governance (“CGS” for its acronym in Spanish) on March 10, 2017, which was updated on December 27, 2018, March 10, 2020 and on March 15, 2021, and b) the Integrity Plan (the “Program”) dated August 13, 2018, which includes the Code of Business Conduct (“CDCE”, for its acronym in Spanish).

https://www.centralpuerto.com/wp-content/uploads/2024/08/Codigo-de-conducta-empresaria.pdf

The CDCE is the result of the best practices directors, managers, heads and all the personnel must follow when performing their business operations and during the development of their activities. Among these, the following stand out: (i) the relationship with clients, shareholders, suppliers, the public sector and employees; (ii) intellectual and industrial property, and proprietary information; and (iii) conflict of interest.

A printed copy of the CDCE was distributed to the employees, and it is also published in the Company’s intranet and website.

About us

Our mission consists of producing electric energy in an efficient and sustainable way and in harmony with the environment. In addition, we seek to contribute to the supply of demand, managing business in a way so as to create value not only for the Company, but also for society.

Our goal

To be recognized as the leading company in the production of electric energy in Argentina, for its market share, and for the excellence in the operation and profitability. To accompany the technological evolution of the industry at the national, regional and world level, adapting its asset portfolio to such evolution.

During our daily activities, we identify ourselves with the following values:

EXCELENCE

In the continuous improvement of our processes to ensure an adequate availability, reliability, and safety in the production of generation units so as to satisfy all parties involved.

COMMITMENT

With the management of safety and health at work, preserving people and own goods and of third parties.

RESPONSIBILITY

In the environmental management aimed at the sustainable development, community respect and preservation of the environment.

EFFICIENCY

We promote the maximization of the value of shareholders investment in a sustainable way in time.

HUMAN DEVELOPMENT

Of employees, not only as better professionals but also as better people.

RP 2. The Board of Directors sets the general strategy of the Company and approves the strategic plan developed by management. Doing so, the Board of Directors takes into consideration environmental, social and corporate governance factors. The Board of Directors supervises its implementation through the use of key performance indicators and taking into account the best interest of the company and all its shareholders.

The Company’s general policies and strategies are approved by the Board of Directors. The Board of Directors considers and approves the Annual Business Plan (“Annual Plan”), which is prepared by the general management and involves control policies on the handling of Company’s matters; an annual budget; operations and mechanisms planning to control the performance of the general management and the compliance with objectives.

In the Management Reports (the “Management Reports”), the evolution of the Annual Plan is presented.

To such end, the Board of Directors meets to consider the Management Report for each month or previous months, as appropriate. Moreover, in such meetings, the decisions central to the Company’s management are taken, compliance with set objectives are assessed and reviewed; and, if necessary, deviations from the approved budget. In said meetings, the different business variables are informed and assessed, such as commercial (of the market and the Company), economic, financial variables and the production of each business unit, as well as the consideration of the reports made by the external and/or internal auditors and/or hired consultants.

Regarding the environmental and safety and health aspects, the manager in charge of such topics provides an annual, comprehensive and detailed presentation of the different topics related to those matters. In such presentation, different aspects are informed and assessed, which include the Integrated Management System (SIG for its acronym in Spanish), certifications, policies, environmental management, planning, improvement, permissions and authorizations, indicators, among others. In addition, in each Meeting of the Board, different parameters are assessed, such as: emissions, waste disposal, control of restitution of water to rivers, and management of safety and health.

Regarding the aspects related to Corporate Governance, the Board of Directors take into consideration the annual presentation made by the Corporate Secretary of the Company, which refers to the updates proposed to the Code of Corporate Governance of the Company (“CGS” for its acronym in Spanish) which has been duly approved by the Board of Directors, as well as the proposed text of the Annual Report set forth in CNV General Resolution No. 797/19, which includes the advances on the matter, the updates and improvements proposed, based on the improvement opportunities internally detected and the observations made by the CNV. In addition, the Board of Directors participates in the matters requiring its participation by virtue of the regulations in force and the provisions of the CGS and the internal policies of the Company.

RP 3. The Board of Directors supervises management and ensures that it develops, implements and maintains an adequate internal control system with clear report lines.

The Board of Directors verifies the General Management’s performance and compliance with the goals set when considering the Management Reports and the approval of CPSA’s Financial Statements. Under the supervision of the Supervisory Committee, the General Management, together with the executive directors of the areas, managers, and the Company’s employees, has implemented a robust and effective internal control system under COSO (Committee of Sponsorship Organization of the Treadway) parameters and standards, so as to provide a reasonable safety degree regarding the pursuit of goals within the following categories: Efficacy and efficiency of operations; Reliability of the financial information and Compliance with laws, regulations and standards applicable.

All the information of financial origin which is reviewed, discussed and approved by the Board of Directors is supported by the safety, reliability and robustness provided by COSO framework.

RP 4. The Board of Directors designs the structures and the practices of corporate governance, appoints the responsible one for its implementations, it monitors their effectiveness and suggests changes, should they be necessary.

The Company’s Board of Directors approved the Code of Corporate Governance (which includes the structures and practices of corporate governance), making the adaptations it considered necessary and appropriate; and it has annually considered the CGS Code, as the General Resolution No. 622/2013 of the Argentine Securities Commission (“CNV”).

As per decided at the Board of Directors’ meeting on March 10, 2020, the Board of Directors has appointed the person to act as Manager of the Company’s Legal Counseling giving them the duties of Corporate Secretary of the Company, who will implement and monitor the effectiveness of the corporate governance practices. The Legal Counseling Manager is also the Head of Market Relations, under the terms of Law No. 26 831 and CNV Regulations.

The Corporate Secretary of the Company provides an annual presentation to the Board of Directors, which includes the proposed updates to the Code of Corporate Governance the Company, as well as the proposed text of the Annual Report of CGS set forth in CNV GR No. 797/19, which includes the advances on the matter, the updates and improvements proposed, based on the improvement opportunities internally detected and the observations made by CNV. In addition, the Corporate Secretary assesses, with the different departments of the Company, compliance with the CGS, the CGS Report and the policies in force. The different administration and control bodies of the Company participate in such assessment when deemed necessary pursuant to the regulations in force.

RP 5. The members of the Board of Directors have enough time to exercise their duties professionally and efficiently. The Board of Directors and its committees have clear and formalized rules for its functioning and organization, which are spread through the Company’s website.

The members of the Board of Directors are recognized people in the business area and have extensive experience, as well as knowledge and proper professional training for the performance of their duties.

The members of the Board of Directors have a high level of attendance to the Board of Directors’ and Committee Meetings they participate in. The functioning rules of the Board of Directors are established in the Company’s Bylaws.

Regarding the functioning of the Supervisory Committee, the Board of Directors approved the Supervisory Committee Internal Regulations on May 9, 2003, which is periodically reviewed and, if necessary, updated.

B) CHAIR IN THE BOARD OF DIRECTORS AND CORPORATE SECRETARY

Principles

VI. The Chairman of the Board of Directors is in charge of ensuring effective compliance with the duties by Board of Directors and of leading its members. The Chairman must generate a positive work dynamic and promote the constructive participation of the Board’s members, as well as ensuring the members count with the necessary elements and information for taking decisions. Such also applies to the Chairs of each Board of Directors’ Committee regarding the task under their scope.

VII. The Board of Directors’ Chairman shall lead processes and establish structures searching for commitment, objectivity and competition among members of the Board of Directors, as well as the improvement of the bodies’ functioning in its entirety and its evolution as per the needs of the company.

VIII. The Board of Directors’ Chairman shall ensure that the Board of Directors in its entirety is involved and responsible for the general manager’s succession.

RP 6. The Chairman of the Board of Directors is responsible for the good organization of the Board of Directors’ meetings, the preparation of the agenda ensuring the collaboration from the rest of the members, and guarantees that they receive the materials in a timely manner so that they can participate in an efficient and informed way in the meetings. The Committees’ Chairmen have the same responsibilities for their meetings.

CPSA’s Chairman, as per CGS, defines the Agenda for the Board of Directors’ Meetings, in which all the matters whose consideration has been requested by the general manager or other directors are included and/or required by the regulations in force.

The Chairman, through the Corporate Secretary of the Company, ensures that the Directors receive the information and the documentation necessary for the consideration and decision of the matters to be considered.

RP 7. The Board of Directors’ Chairman ensures the correct internal functioning of the Board of Directors through the implementation of formal procedures of annual assessment.

The Company has implemented an annual assessment process of the Board of Directors, based on a document which contains a form of self-assessment of the Board, related to the performance and functioning of the administration body of the Company. Each director must complete the form and send it for its assessment by the Corporate Secretary.

Notwithstanding the foregoing, the Shareholders’ Meeting makes an annual assessment of the Board of Directors’ performance, presented in the Company’s Annual Report.

RP 8. The Chairman generates a positive and constructive working space for all the members of the Board of Directors and ensures they receive continuous training to keep updated and to comply with their duties correctly.

The Chairman of the Board of Directors generates a positive and constructive working space for all the members of the Board of Directors. The directors of the Company, even outside the meetings of the Board, shall be kept informed about the business of the Company. To that end, they may have conversations with the Chairman, other directors, the General Manager and the internal and external auditors, being able to exchange different opinions and/or inquiries in such regard. Moreover, the directors review the material they receive for the Board of Directors’ meetings so that they can prepare themselves in advance for the meetings and even make inquiries to the general management or to the different managers that correspond.

The training of the members of the Board of Directors is defined as needs in the Company appear, as well as needs regarding the directors’ role and responsibility, which training may be entrusted to external counselors or internally to the Company’s personnel.

RP 9. The Corporate Secretary supports the Board of Directors’ Chairman in the effective administration of the Board and collaborates in the communication among shareholders, the Board of Directors and management.

In the meeting dated March 10, 2020, the Company’s Board of Directors appointed the Company’s Legal Counseling Manager as Corporate Secretary of CPSA, whose duty consists of assisting the Company’s Chairman in the effective administration of the Board of Directors, the performance of meetings, compliance with the functions established in the answer to RP 4.

Regarding shareholders, the Corporate Secretary is responsible for the Company’s complying with the regulations in force, particularly through the communication of the relevant facts to the Market and through making the information and documentation available in every Shareholders’ Meeting. The individual performing the Corporate Secretary’s duties is also responsible for Market Relations, acting in coordination with the Investor Relations Officer.

The Corporate Secretary acts also as a link between the Company’s Board of Directors and management, providing the Board and the Supervisory Committee with the information and the documentation required to all the areas of CPSA’s management, whether in-person, by telephone, email or videoconferences.

The Corporate Secretary collaborates with the Company’s Chairman and acts as link between this and the General Manager, in the coordination of CPSA’s Board of Directors’ Meetings both regarding call; periodicity; definition of the Agenda of each of the meetings, presenter of each matter, sending of information and documentation to directors and statutory auditor, attendance of directors and statutory auditors to meetings, quorum calculation and voting, drafting and sending of minutes to directors, recording to the corresponding Minutes Book and subsequent signature.

Moreover, the Corporate Secretary is responsible for implementing and monitoring the corporate governance practices (see answer to RP 4), which includes the coordination and making the orientation plan for the new directors of the Company (see answer to RP 14).

RP 10. The Board of Directors’ Chairman ensures the participation of all its members in the development and approval of a succession plan for the Company’s General Manager.

The Company has as SOX regulation a Succession of Key Positions Plan, which is approved by the General Manager and includes a description of the task of each position, the name of the current position holder and a replacement with a description of the backgrounds which justify their appointment. The aim of this Succession Plan is to ensure the business continuity in case of an unplanned leaving of one of the holders of such positions, so as not to affect the normal course of operations. The successor may hold that position permanently or transitorily, but the continuity of the business is ensured with their participation.

The selection and assessment criteria of the executive directors of the areas and managers are based on a competence and goal-achieving scheme, and regarding the remuneration, a total remuneration is established, which is competitive in the Energy Market.

C) FORMATION, APPOINTMENT AND SUCCESSION OF THE BOARD OF DIRECTORS

Principles

IX. The Board of Directors shall count with adequate independence and diversity levels allowing it to take decisions in the best interest of the company, avoiding group thinking and individual or dominant group decision taking within the Board of Directors.

X. The Board of Directors shall ensure that the company counts with formal procedures for the proposal and nomination of candidates to fill positions in the Board within a succession plan.

RP 11. The Board has, at least, two members having an independent capacity as per the criteria in force established by the Argentine Securities Commission.

Currently, the Company’s Board of Directors is formed by nine (9) members, four (4) of which are independent.

RP 12. The Company has a Nominations Committee, which is formed by at least 3 (three) members and is led by an independent director. In case of leading the Nominations Committee, the Board of Directors’ Chairman shall abstain from participating in the appointment of its own successor.

The Company does not have a Nominations Committee.

RP 13. The Board of Directors, through the Nomination Committee, develops a succession plan for its members, which plan guides the candidates preselection procedure to fill positions and takes into consideration non-binding recommendations made by its members, the General Manager and Shareholders.

Shareholders choose Deputy Directors, which shall replace Directors as per the Company’s Bylaws and the provision of the Argentine Business Entities Act No. 19 550.

CPSA, both through the Employment Policy and the Code of Business Conduct, grants full equal job opportunities to people qualified to perform a task, without taking into account race, sex, religion or origin, or other differentiation factor beyond the ones determined by law. All persons complying with the eligibility requirements for the positions they aspire to shall have the same level of opportunities in all the aspects of the employment relationship, including recruitment, hiring, promotions, transfers, compensation levels, selection for training and development, and employment termination. CPSA is committed to promote gender and opportunity equality to promote diversity and integration of all the work team and personnel. Therefore, CPSA considers that diversity produces positive results at human level and a means to comply with its principles, such as integrity and teamwork. To that end, it expresses these values in its annual report and the Code of Corporate Governance so as to guide, but not influence, its Shareholders’ decisions. In line with the abovementioned, as stated in the previous item, the Company does not have a Nominations Committee.

RP 14. The Board of Directors implements a guidance program for its new members elected.

In the meeting dated March 10, 2020, the Company’s Board of Directors approved a guidance plan for the new directors elected exercising their duties as Directors of the Company for the first time.

The Corporate Secretary is in charge of coordinating with the new directors, the date and hour in which the guidance plan shall commence in the Company’s offices. On such date, the new directors attending the Company’s address are received by the Company’s General Manager together with the Corporate Secretary and different executive directors of each area and/or managers of CPSA, who will consider the following matters:

a)	Information regarding the company’s structure and its organizational culture.
b)	Personal information of the directors so as to form the file of each of the new directors, being able to carry out the corresponding procedures before supervision entities, including but not limited to the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., the Buenos Aires Stock Exchange, Caja de Valores [Argentine Securities Central Depositary], Business Entities Registry for the City of Buenos Aires, the Security Exchange Commission, and any other competent supervisory entity.
c)	The Corporate Secretary informs on relevant aspects of Corporate Governance, such as the main items on the Code of Corporate Governance; general regulation on the functioning of the Board of Directors and Shareholders’ Meeting; the development of the Board of Directors’ meetings; the functioning of the Supervisory Committee; among others.
d)	The Environmental, Health, Safety and Quality Area informs the necessary concepts for the improvement of the environment, safety and of quality so as to raise more awareness in the new directors on the Company’s policies regarding the Integrated Management System: ISO 9001 (Quality), ISO 14001 (Environmental) and ISO 45001 (Occupational Health & Safety).
e)	The Company’s Internal Auditor makes a general presentation on the existent control structure in the Company, as well as of the internal and external audit system. Moreover, it informs the general guidelines of the following documents: (i) Code of Business Conduct; (ii) the Integrity Program; (iii) Anti-Fraud Policy; (iv) Insider Trading Policy; (v) Procedure for treatment of complaints.
f)	The Corporate Secretary shows the new directors the meeting room in which the Board of Directors’ Meetings shall be held and coordinates a tour around the plant.
g)	The Corporate Secretary evidences the delivery of the following documents to the Directors: (i) Bylaws, (ii) Code of Corporate Governance, (iii) Code of Business Conduct, (iv) Insider Trader Policy, (v) Anti-Fraud Policy, (vi) Treatment procedure of complaints to infringement of CDCE, (vii) Gift Policy, (viii) Policy of Relations with the Public Sector, (ix) Policy of hospitality and presents procedure, (x) Transactions Policy with Related Parties, and (xi) Integrated Policy of Environment, Quality and Occupational Safety.
h)	It is informed that the Company’s website includes such financial and non-financial information, the spreading of which is required by the Argentine Securities Commission; the Buenos Aires Stock Exchange, the Security Exchange Commission and the New York Stock Exchange.

The presentation of the new directors is made in the first Board of Directors’ meeting to which they attend.

D) REMUNERATION

Principles

XI. The Board of Directors must create incentives through remuneration in order to align Management – led by the General Manager – and the Board of Directors itself with the long-term interests of the Company so that all Directors comply with their obligations regarding all the shareholders equally.

15. The Company has a Remuneration Committee formed by at least three (3) members. Members are completely independent or non-executive.

Nowadays, the Company has a Remuneration Committee, which is formed by the General Manager, the Human Resources Manager and the Chairman of the Board of Directors.

The remunerations of the members of the Company are fixed and updated, based on the evolution of inflation and the salaries in the general energy market. If an increase for performance is requested, the Remuneration Committee gathers and evaluates the application in order to define whether it is feasible based on the background.

The Remuneration Committee approves the actions regarding salaries and fixing of bonuses of any kind for the executive directors of the areas and managers and regarding salary or bonuses actions for the key positions in the Finance Area even though they are not executive directors of areas nor managers.

RP 16. The Board of Directors, through the Remuneration Committee, sets forth a remuneration policy for the General Manager and the members of the Board of Directors.

The fees of the Directors of the Company are approved during the Shareholders’ Meetings. The global amount of the fees in no case shall exceed the limits established by the Argentine Business Entities Act and CNV regulations.

The Board of Directors defines the advance payment of fees of Directors, and the percentage increase of the monthly remuneration of the General Manager, as this is different from the regular percentage adjustment for the Company’s employees.

As established by the Code of Corporate Governance of the Company, the remuneration levels must be sufficient to lure and retain competent directors.

The remunerations of the members of the Company are fixed and updated based on the evolution of inflation and the salaries in the general energy market. If an increase for performance is requested, the Remuneration Committee gathers and evaluates the application in order to define whether it is feasible based on the background.

E) CONTROL ENVIRONMENT

Principles

XII. The Board of Directors must ensure the existence of a control environment, formed by internal controls developed by Management, internal audit, risk management, regulatory compliance and external audit, which sets forth the lines of defense necessary to ensure the integrity of the company’s operations and its financial reports.

XIII. The Board of Directors must ensure the existence of an integral risk management system, which enables Management and the Board of Directors to direct the company efficiently towards its strategic goals.

XIV. The Board of Directors must ensure the existence of a company or department (based on the size and complexity of business, the nature of its operations and the risks it faces) in charge of the internal audit of the company. This audit must be independent and objective in order to assess and audit the internal control, the corporate governing processes and the risk management of the company, and it must have clearly-established report lines.

XV. The Supervisory Committee of the Board of Directors shall be formed by qualified and experienced members and must comply with its duties in a transparent and independent manner.

XVI. The Board of Directors must establish proper procedures to safeguard the independent and effective performance of the External Auditors.

RP 17. The Board of Directors shall determine the level of risk that the company wants to face and it also supervises and ensures the existence of a comprehensive management risk system which identifies, evaluates and decides on the course of action and monitors the risks the company faces, including but not limited to, environmental, corporate risks and such risks inherent to the business in the short and long term.

The General Management of the Company, prior to the commencement of the Budget Process, carries out an analysis of the risks of the industry, including the consideration per occurrence probability and economic impact. It is delivered to Senior Management, who analyzes, proposes and discusses the content. Strategic, operational, financial, regulatory and compliance risks are reviewed. Once they are reviewed and discussed in person, a document is drafted with the analysis and final consideration from which the budget and the Annual Plan are prepared. The Board of Directors considers and approves the business Annual Plan, which is updated with the monthly presentation of the Company’s management reports.

At least once during the fiscal year, the General Manager of the Company reviews and updates the Risks Stock and its consideration with Senior Management (Monitoring).

RP 18. The Board of Directors monitors and reviews the effectiveness of the independent internal audit and ensures the resources for the implementation of an annual audit plan based on the risks and a direct report line to the Supervisory Committee.

The Company has an internal audit department with a direct report line to the Supervisory Committee and General Manager. The Board of Directors delegates to the Supervisory Committee the activities of approval of an Annual Audit Plan, the monitoring of its implementation, its effectiveness, and the allocation of resources for its performance. The Audit Plan sets forth audit and compliance activities which are carried out by the audit department, and it is prepared based on the risks considered by impact and occurrence probability.

Annually, the Board of Directors evaluates: a) the Annual Report for the previous fiscal year and b) the Action Plan for the ongoing fiscal year, both prepared by the Supervisory Committee.

RP 19. The internal auditor or the members of the internal audit department are independent and highly qualified.

All members of the internal audit department are professionals in the field of Economic Sciences and are highly qualified in the matters of internal audit, ethics, risk management and compliance. The Company has a training budget for the department and selects first-level entities and universities for the necessary training activities. In addition, all members of the internal audit department are members of the Internal Auditors Institute (IAIA) and the Argentine Association of Ethics and Compliance. The internal audit department is independent from Management and they report directly to the Supervisory Committee and General Management.

RP 20. The Board of Directors has a Supervisory Committee, which acts pursuant to its regulations. The Committee is mostly formed and presided by independent directors, and it does not include the General Manager. Most of its members have professional experience in the financial and accounting fields.

The Board of Directors has a Supervisory Committee, which acts pursuant to its regulations duly approved by the Board of Directors and submitted before the CNV. Such regulations set forth the purpose of the Committee and its functions, which include among others: a) to provide their opinion regarding the appointment of external auditors to be hired by the Company and to safeguard their independence; b) to supervise the functioning of the internal control systems and the administrative-accounting system, as well as its reliability and to supervise all the financial information submitted before the CNV and the markets, pursuant to the applicable Informative Regime; c) to supervise the application of policies regarding the risk management of the Company; d) to provide their opinion regarding the reasonability of the fees and option plans proposals on the shares of CPSA directors and administrators made by the governing body; e) to provide their opinion regarding compliance with legal obligations and the reasonability of the conditions of the issue of shares and convertible securities into shares, in case of capital increase which excludes or limits the right of preference; f) to verify compliance with the applicable conduct regulations; g) to provide a justified opinion regarding the operations with related parties in the cases established by Law no. 26 381 and CNV Regulations and pursuant to the provisions set forth by the Policy of transactions by related parties. To provide a grounded opinion pursuant to the provisions of CNV when there exists or there may exist a conflict of interest in the Company. Annually, the Supervisory Committee must prepare an Action Plan for the period under consideration, which must be approved by the Board of Directors of the Company.

The Supervisory Committee is formed by three directors, all of them being independent. One of the members of the Supervisory Committee is appointed financial expert.

RP 21. The Board of Directors, upon the opinion of the Supervisory Committee, approves a policy of selection and monitoring of external auditors, which establishes the indicators that must be considered when providing the recommendation to the Shareholders Meeting regarding keeping or replacing the external auditor.

The Supervisory Committee gives an opinion on the appointment of external auditors to be hired by the Company and is in charge of ensuring their independence. Moreover, the Supervisory Committee considers whether such services comply with SEC and CNV regulations.

The Supervisory Committee shall annually evaluate the commitment, efficiency and independence of the external auditor’s performance. This revision shall be made from the information provided by the different Managing departments of the Company, which interact with the external auditors and have the necessary knowledge in order to define their compliance based on the parameters exposed. Then, it will be presented as a report to the Supervisory Committee for the consideration of the Board of Directors.

The main indicators taken into consideration for such assessment are, among others, the general quality of the presentations to the Supervisory Committee, the presentation of key auditing matters, the identification and assessment of risks as the basis of the work performed, the nature, extension and opportunity of the auditing assessments performed (both control tests and balances tests), compliance with the dates agreed upon in the auditing planning and the issuance of reports, the results of the quality reviews to which the firm of the audits is subject, the background of the external audit firm (Big4) and the credentials of the signatory partner of the audit. In addition, it assesses the general planning of the tasks, the tasks performed in key areas, the main written communications between auditors and the Company’s officers, the results of their work and the conclusions and the criteria followed in relation to the key aspects of accounting and auditing.

Regarding the independence of external auditors, the Supervisory Committee inquires the external auditors regarding their independence policies, which include, among others: (i) their independence policies based on the regulations of the International Federation of Accountants (IFAC), (ii) their processes and internal systems of independence confirmation, (iii) their policies of internal rotation, and (iv) the training of their professionals regarding independence.

F) ETHICS, INTEGRITY AND COMPLIANCE

Principles

XVII. The Board of Directors must design and establish appropriate structures and practices to promote a culture of ethics, integrity and compliance with the regulations that prevent, detect and address corporate failures or serious personal failures.

XVIII. The Board of Directors shall ensure the establishment of formal mechanisms to prevent, or otherwise, deal with any conflict of interest that may arise in the administration and management of the company. The company must have formal procedures that aim at ensuring that the transactions between related parties are carried out in the best interest of the company and the equal treatment of all its shareholders.

RP 22. The Board of Directors approves a Code of Ethics and Conduct which reflects the values and principles of ethics and integrity, as well as the culture of the company. The Code of Ethics and Conduct is communicated and applicable to all directors, managers and employees of the Company.

Integrity is understood as a key value for performing commercial activities. It expects all the personnel of the Company to act with loyalty, honesty, transparency and strictly complying with the legislation and the national and international regulations which apply to the Company. Therefore, the Company has developed an Integrity Program, which has been duly approved by the Board of Directors. Nowadays, the Integrity Program is formed by the Code of Business Conduct (CDCE), and different policies and procedures.

The CDCE is the result of best practices that the directors, managers, heads and the whole personnel must comply with in the course of business operations and the development of their activities. In that regard, the CDCE contains: a) general principles, including but not limited to: a) the relationship with clients, shareholders, suppliers and employees; and b) principles of individual behavior, which include: i) health and hygiene, industrial safety and environment; ii) safety of people, documentation and equity; iii) relationship between employees; iv) harassment; v) relationship with clients and suppliers; vi) relationship with public sector; vii) confidentiality; viii) intellectual and industrial property; ix) conflict of interest; x) privileged information; and xi) politics in the field of the Company; xii) employment of electronic means and systems of the Company; xiii) accounting records and procedures; xiv) fraud, acts contrary to the CDCE and the channel to report claims.

Employees receive a printed copy of the CDCE and it is published both in the intranet of the Company and in the website of the Company. In the context of the Orientation Program for new directors, a copy of the CDCE is provided.

RP 23. The Board of Directors establishes and periodically reviews the dimension and economic capacity of an Ethics and Integrity Program based on the risks. Management visibly and unequivocally supports the plan, and appoints an internal employee responsible for the development, coordination, supervision and evaluation of the Program regarding its efficiency on a regular basis. The Program establishes the following: (i) regular trainings for the directors, administrators and employees on matters of ethics, integrity and compliance; (ii) internal channels to report complaints, open to third parties and properly disseminated; (iii) a protection policy against retaliation; and an internal investigation system that respects the rights of the people under investigation and imposes effective penalties to the breach of the Code of Ethics and Conduct; (iv) integrity policies in competitive processes; (v) mechanisms for the regular analysis of risks, monitoring and assessment of the Program; and (vi) procedures that confirm the integrity and trajectory of third parties or business parties (including due diligence for the verification of irregularities, torts or the existence of vulnerability during corporate transformation and acquisitions), including suppliers, distributors, service providers, agents and brokers.

The Board of Directors establishes and periodically reviews the dimension and economic capacity of a Program based on risks. The Board of Directors appoints an internal employee of the Company who is in charge of the development, coordination and supervision of the Program as Compliance Officer. The Compliance Officer regularly reports to the Supervisory Committee about the progress of the Program and its efficiency. From the approval of the Program by the Board of Directors, the Compliance Officer is responsible for its coordination, supervision and compliance, and he shall report: (i) on a regular basis, to the Supervisory Committee regarding the follow-up of its implementation and any news about the compliance with the Program; and (ii) to the Board of Directors, upon its request or when the circumstances require so.

The Supervisory Committee periodically requires from the Compliance Officer a report on the implementation of the Program. Nowadays, this Program is formed by a Compliance Risk Mapping and, in addition to the CDCE, different policies which include, among others: a) Anti-fraud Policy; b) Hospitality and presents Policy; c) Gifts Policy; d) Insider Trading Policy (use of proprietary information), e) Policy of relations with the public sector. Moreover, the Company has a Treatment Policy of Reports of Breach of the CDCE, which can be delivered through mailboxes installed in the Company, e-mail, intranet or through a hired service specialized in complaints management. A Training Plan is part of the Program.

RP 24. The Board of Directors ensures the existence of formal mechanisms to prevent and deal with conflicts of interest. In the case of transactions between related parties, the Board of Directors approves a policy which establishes the role of each corporate body and defines how to identify, administer and disclose such transactions detrimental to the Company or just to some investors.

Through the CDCE, which is part of the Program, the Company has implemented effective mechanisms to facilitate the prevention, handling and disclosure of conflicts of interest that may arise between shareholders, key executives, stakeholders and members of the Board of Directors, and among them. Directors may contract with the Company only in relation to the activities included in its corporate purpose and market conditions, pursuant to Law no. 26 831 and CNV regulations.

The Company has a Policy of Transactions with Related Parties, which has been approved by the Supervisory Committee. In addition, the Internal Audit area monitors compliance with the aforementioned policy, and in case an operation outside these parameters is detected, it is reported to the Supervisory Committee.

G) PARTICIPATION OF SHAREHOLDERS AND STAKEHOLDERS

Principles

XIX. The company must treat all its Shareholders equally. It must ensure equal access to non-privileged, relevant information for their decision-making at the Shareholder’s Meetings.

XX. The company must promote active participation and proper information to all the Shareholders, especially when deciding upon the Board of Directors.

XXI. The company must have a transparent Dividends Distribution Policy aligned with the strategy.

XXII. The company must take into consideration the interest of its stakeholders.

RP 25. The Company’s website discloses financial and non-financial information, providing equal and duly access to all its Investors. The website has a specialized area for Investors inquires.

In addition to the duly widespread of the information, whose publication is required by the regulations in force, the Company publishes information through its website that complies with high standards of confidentiality and integrity and it tends to the conservation and record of information.

In addition, the website has all the relevant information, whose publication is required by the CNV, the Buenos Aires Stock Exchange, SEC, and the New York Stock Exchange (“NYSE”).

The Company’s website shall be in charge of the Head of Investors Relations of CPSA. It will be updated upon the occurrence of events which require so, and it shall be the responsibility of each area to inform said circumstance which must be reported in the website of the Company.

This way, through its website, the Company ensures its shareholders equal access to non-privileged, relevant information for their decision-making at the Meetings of the Company. In addition, the website establishes proper mechanisms for the direct consultation from the community about any inquiry about the Company. Based on all the foregoing, each interested shareholder or investor may communicate the inquiries they deem necessary to the Investors Relations area via e-mail, telephone or a meeting in person. The Company has a specialized area to answer all the consultations from shareholders and other investors.

RP 26. The Board of Directors must ensure there is an identification and classification procedure of its stakeholders and a communication channel with them.

The Company has prepared an identification and classification procedure of its stakeholders and communication channels with them, based on the interest group.

RP 27. The Board of Directors provides to the Shareholders, prior to their Meeting, a “provisional information package” which enables Shareholders -through a formal communication channel– to make non-binding comments and to share dissenting opinions towards the recommendations made by the Board of Directors. At the moment of providing the definite information package, the Board of Directors must expressly decide on the comments received that are deemed necessary.

The Board of Directors guarantees at all times equal treatment among all shareholders. For that purpose, the Board of Directors safeguards the respect for the minority shareholders’ rights in compliance with the mechanisms set forth in the Argentine Business Entities Act and the regulations of the CNV, SEC and NYSE, which promote the attendance and participation of minority shareholders at the Shareholders’ Meetings. Therefore, all CPSA’s shareholders: a) have effective mechanisms to be represented at the Shareholders’ Meetings; and b) have access to information of the Company, which is publicly available, in a duly and comprehensive fashion, through the different means established by the regulation, including its website www.centralpuerto.com. This website includes the updated information and the contact information available. This way, shareholders have sufficient information to consider, approve or reject the matters which are put for their consideration at the Shareholders’ Meetings.

RP 28. The Company’s Bylaws enable Shareholders to receive the information packages for the Shareholders’ Meetings through virtual means and to participate in the Meetings via electronic means of communication which enable simultaneous transmission of sound, images and words, ensuring the principle of equal treatment of all participants.

In the Annual General Meeting and the Special Meeting on April 30, 2021, the amendment of the Company’s Bylaws was approved, by means of which the participation of the shareholders in the meetings may be in person or remote, ensuring the free access to the meetings of all shareholders with the right of voice and vote via a means of communication that enables the simultaneous transmission of sound, images and words, as long as all participants are identified and can follow the discussions and intervene in real time. The participants who attend by any of the means mentioned before shall be deemed present to all effects, including but not limited to, the determination of whether there is quorum present to hold the meeting.

RP 29. The Dividends Distribution Policy is in line with the strategy and clearly establishes the criteria, frequency and conditions under which the dividends distribution will be performed.

CPSA has a dividend policy which was approved by the Board of Directors on March 10, 2020. Pursuant to such document, the Policy establishes guidelines in order to maintain proper balance between the Company results, the amounts to be distributed as dividends, the available liquidity and the investment plans of the Company, so that a clear, transparent and consistent practice is established for all shareholders, potential investors and other stakeholders of the Company.

Once the guidelines for the dividends distribution established in Items 1 and 2 of the Policy are complied with, the Board of Directors will prepare a proposal for the dividends distribution for the consideration of the Shareholders’ Meetings. As a general rule, the Board of Directors will favor the efficient use of capital in its recommendations, so that it is aligned with the strategy of the Company. For that purpose, the Board of Directors carries out an assessment of several factors, including: operational results, the financial situation, the level of capital, development projects and investment and acquisition opportunities.

https://www.centralpuerto.com/wp-content/uploads/2024/05/CEPU-Politica-de-Dividendos.pdf

Osvaldo Reca

Chairman

Central Puerto S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: April 1, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact